Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$4,583	$(32,403)	$55,189	$14,253	$30,788	$16,753
Distributed income of equity investees	809	1,628	413	90	384	266
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	20,786	18,889	11,391	8,529	4,965	2,508
Rentals	66	92	83	81	88	58
Total fixed charges	$20,852	$18,981	$11,474	$8,610	$5,053	$2,566
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$26,244	$(11,794)	$67,076	$22,953	$36,225	$19,585
Ratio of earnings to fixed charges	1.3	(A)	5.8	2.7	7.2	7.6

(A)

Due to the Company’s loss for the year ended December 31, 2015, the ratio coverage in that period was less than 1:1. The Company would have had to generate additional earnings of $30,775 for the year ended December 31, 2015 to achieve coverage of 1:1 in those periods.